

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

December 22, 2008

Via Facsimile and U.S. Mail

David R. Wilson, Esq.
Davis Wright Tremaine LLP
1201 Third Avenue, Suite 22
Seattle, WA 98101

   Re: **Uwink, Inc.**
     Schedule 13E-3 filed December 5, 2008
     File No. 5-79302

Dear Mr. Wilson:

  We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Exhibit 16 A. 1 (i)- 1 Offer to Purchase

1. Include a brief statement as to the accounting treatment of the tender offer, or explain why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Purposes of the Offer, page 9

2.   Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction *at this time* as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

3.   Your disclosure implies that the Board of Directors believed the benefits of going private outweigh the benefits of remaining a public company. Specifically, one of the factors you reference is the Board's belief that the company would be able to raise more capital privately than if it remained a public company. Please revise to disclose the basis for this assumption.

Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives, page 12

4.   Although you disclose the alternatives considered with respect to the odd-lot tender offer structure versus other means of going private, revise to specifically clarify whether the Board discussed the alternative of remaining a public company. See Item 1013(b) of Regulation M-A.

Determination of Fairness by our Board of Directors, page 15

5.   Revise all the disclosures regarding fairness of the transaction throughout the document to separately address fairness to unaffiliated shareholders who will retain their interest in the company from those who will be cashed out. For example, on page 16 and 17, you disclose that the Board considered the adverse impact to shareholders who do not participate in the offer. If the tender offer results in the company becoming eligible to deregister its shares and the company ceases to be subject to SEC reporting or proxy disclosure requirements, shareholders who retain an interest in the company will face adverse effects with respect to the liquidity, trading volume and marketability of your common stock. Revise to supplement your discussion of how the Board concluded that this aspect of the transaction is fair to this group of unaffiliated holders (i.e. unaffiliated shareholders who are shareholders of the company after the tender offer). *See* Question and Answer #19 in Exchange Act Release No. 34-17719. In addition, please provide the corresponding disclosures required by Item 1014(b), including those factors identified in Instruction 2, in support of this determination.

6.   We note disclosure of the Board's determination that the price was a "fair and motivating price" and the Board's consideration of other prices "at which an odd-lot offer for so few shares per odd-lot holder" would be compelling enough to motivate holders to participate. Revise to disclose all other purchase prices considered by the Board and the fairness considerations that the Board undertook when it rejected any other prices.

7.   You disclose that the Board considered current market prices, historical stock prices and trading volume activity in determining the fairness of the purchase price. We refer you to the range of the closing high prices for the common stock during the last quarter which ranged between $0.95 to $1.73. Given the premium to the purchase price that this range represents, please revise to address how the Board considered historical prices and why it ultimately decided on the price of $0.50 per share.

8.   Please revise to affirmatively indicate whether or not the Board reasonably believes the transaction is procedurally fair to unaffiliated security holders. Your discussion should explicitly address whether the Board deemed the structure of the transaction to be procedurally fair given that the tender offer eliminates the need for a stockholder vote. See Q&A No. 21 in Exchange Act Release 17719 (April 13, 1981).

Conditions to the Offer, page 19

9.   All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived at or before expiration of the offer. Revise to make clear that the conditions of the offer may not be asserted after the offer's expiration.

10.   We note your reservation of the right to amend the offer at "any time and from time to time." Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that a least five business days remain in the offer following notice of the material change.

11.   You disclose under this heading that should you fail to exercise any of your rights, such failure shall not "constitute a waiver of those rights." Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Summary Consolidated and Pro Forma Financial Information, page 30

12.   Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer. We note, for example, that all of the information required under Item 1010(c) of Regulation M-A has not been provided.

Incorporation of Certain Documents by Reference, page 32

13.   Advise us of the authority upon which Uwink relies to incorporate documents filed in the future by reference. Alternatively, revise this section to affirmatively state that Uwink will amend the Schedule 13E-3 to the extent it determines that it must incorporate by reference any documents filed in the future.

Closing Information

        Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

        Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

                                        Sincerely,

                                        Mellissa Campbell Duru
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: Peter Wilkins
        President and Chief Operating Officer
        Uwink, Inc.